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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                     ALLIED RISER COMMUNICATIONS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                  7.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)

                              CUSIP NO. 019496 AA 6
                              CUSIP NO. 019496 AB 4
                     (CUSIP Numbers of Class of Securities)

                                   ----------

                             MICHAEL R. CARPER, ESQ.
                    Senior Vice President and General Counsel
                     Allied Riser Communications Corporation
                         1700 Pacific Avenue, Suite 400
                               Dallas, Texas 75201
                                 (214) 210-3000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                   COPIES TO:

                              KATHLEEN R. MCLAURIN
                                JAMES E. O'BANNON
                           Jones, Day, Reavis & Pogue
                             2727 N. Harwood Street
                               Dallas, Texas 75201
                                 (214) 220-3939

                                   ----------

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION(1)                      AMOUNT OF FILING FEE(2)
      ------------------------                      -----------------------
            $47,501,712                                      $9,501


(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 7.50% Convertible Subordinated Notes Due 2007 proposed to be acquired is based on the amount of cash to be paid for such securities, including accrued but unpaid interest on such notes up to, but excluding June 12, 2001, the anticipated payment date.

(2) The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                                 Filing Party:
Form or Registration No.:                               Date Filed:

The transaction to which the statement relates is an issuer tender offer subject to Rule 13e-4.

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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO relates to a tender offer by

Allied Riser Communications Corporation ("Allied Riser") for any and all of its 7.50% Convertible Subordinated Notes Due 2007 (the "Notes") at a purchase price of $280 per $1,000 principal amount of Notes, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer"). In addition, Allied Riser will pay tendering holders accrued but unpaid interest on the Notes up to, but excluding, the date on which Allied Riser deposits funds to purchase the accepted Notes with the depositary for the Offer (the "Payment Date"). The next semi-annual interest payment on the Notes is payable on June 15, 2001, to record holders of the Notes as of June 1, 2001. Notwithstanding anything contained in the Offer to the contrary, if the expiration of the Offer occurs prior to June 15, 2001, all tendering holders of Notes are required to assign to Allied Riser the right to receive the semi-annual interest payment that is payable on June 15, 2001 to record holders of Notes as of June 1, 2001. The Offer to Purchase and Letter of Transmittal are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Allied Riser to satisfy the filing requirements of Rule 13e-4c(2) under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         This is an issuer tender offer. The information set forth in Allied Riser's Annual Meeting Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2001 under the captions "Sole Proposal--Election of Directors" and "Executive Officers," respectively, is hereby incorporated by reference. The address of Allied Riser and each of Allied Riser's officers and directors is Allied Riser Communications Corporation, 1700 Pacific Avenue, Suite 400, Dallas, Texas 75201. The business telephone number of Allied Riser and each of Allied Riser's officers and directors is (214) 210-3000.

ITEM 10. FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 12. EXHIBITS.

(a)(1)   Offer to Purchase, dated May 11, 2001

(a)(2)   Letter of Transmittal

(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)   Form of Notice of Guaranteed Delivery

(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7) Press Release issued by Allied Riser on May 8, 2001 (incorporated by reference to the Schedule TO-C filed by Allied Riser on May 8, 2001)

(a)(8)   Press Release issued by Allied Riser on May 11, 2001

(b)      Not applicable

(d)      Not applicable

(g)      Not applicable

(h)      Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not Applicable.

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2001             ALLIED RISER COMMUNICATIONS CORPORATION



                                By:  /s/ GERALD K. DINSMORE
                                     -------------------------------------------
                                     Name: Gerald K. Dinsmore
                                     Title: Chairman, Chief Executive Officer
                                     & President


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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
(a)(1)   Offer to Purchase, dated May 11, 2001

(a)(2)   Letter of Transmittal

(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(4)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees

(a)(5)   Form of Notice of Guaranteed Delivery

(a)(6)   Guidelines of the Internal Revenue Service for Certification of
         Taxpayer Identification Number on Substitute Form W-9

(a)(7) Press Release issued by Allied Riser on May 8, 2001 (incorporated by reference to the Schedule TO-C filed by Allied Riser on May 8, 2001)

(a)(8)   Press Release issued by Allied Riser on May 11, 2001

(b)      Not applicable

(d)      Not applicable

(g)      Not applicable

(h)      Not applicable